November 22, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn: Staff Accountant

Re:	Tornado Gold International Corp. Form 10-KSB for fiscal year ended December 31, 2005 Form 10-QSB for quarter ended March 31, 2006

Dear Ladies and Gentlemen:

Tornado Gold International Corp. (“Tornado”) is pleased to respond to staff’s June 19, 2006 comment letter. Each comment has been transcribed, with Tornado’s response immediately below. This letter accompanies Tornado’s amended Annual Report on Form 10-KSB/A for its fiscal year ended December 31, 2005, and amended Quarterly Report on Form 10-QSB for its quarter ended March 31, 2006, each of which has been furnished to the SEC as “correspondence.”

Form 10-KSB for the Year Ended December 31, 2005

Market Price for Common Equity and Related Stockholder Matters, page 10

Reports to Security Holders, page 10

1.	Please revise to update the current address of the Securities and Exchange Commission, which is 100 F street NE, Washington, DC 20549.

Response:

The Form 10-KSB has been amended to reflect the current address of the SEC.

2.
You state that the OTC bulletin board market “…is extremely limited and the prices quoted are not a reliable indication of the value of our common stock.” Please elaborate on the reasons you believe the market is extremely limited (e.g. address the dates and volume of trading activity, and length of time this condition has persisted), so that it is clear why you believe the price of your stock as traded in the open market is not a reliable indicator of the value of your common stock. Tell us how you determined an alternate value would be more appropriate; and submit the information for review that you compiled in support of this view. We generally believe the price quoted in an open market represents the best measure of fair value of the related security.

Response:

The Form 10-KSB has been amended to address this comment.

Tornado Gold International Corp.
November 22, 2006

Management's Discussion and Analysis of Financial Condition or Plan of Operation, page 13

Liquidity and Capital Resources, page 14

3.
Revise your disclosure of mining and total assets to be consistent with the amounts presented on your balance sheet as of December 31, 2005; or to otherwise explain the reasons these amounts do not agree.

Response:

The disclosure of Tornado’s mining and total assets included in the Liquidity and Capital Resources section in the Form 10-KSB has been amended to be consistent with the amounts reflected in its December 31, 2005, balance sheet.

4.
You explain that your officers and directors have committed to pay expenses so that you are able to continue operations until you are able to obtain additional funding. Please expand your disclosure to explain the level of commitment by your officers and directors (i.e. monies held in escrow, guarantees, loans, etc.). Also expand to discuss the length of time your officers and directors are committed to funding operations and the financial resources of your officers and directors that will enable them to fund operations.

Response:

The Form 10-KSB has been amended to clarify the directors’ and officers’ level of financial commitment.

5.
We note that you converted notes payable to shares of your common stock at $1.00 per share, resulting in the issuance of 1,104,271 post-split shares of your common stock. In Note 4 of your financial statements you report that the notes were converted into 1,325,126 shares of your common stock. Please reconcile the difference in the number of shares issued to settle the outstanding notes payable. Disclose how the number of shares necessary to redeem the notes was determined and found comparable to the value of the notes payable; it should be clear how the value ascribed compares to the quoted market price for your common stock at the time and any other recent common stock transactions.

Response:

The Form 10-KSB has been amended to reflect the SEC’s comments. The number of shares issued in the conversion of the notes payable was 1,325,126 (post-split). The conversion occurred on April 15, 2005, when Tornado issued 1,104,271 shares of its common stock. On May 16, 2005, Tornado authorized a 1.20-for-1 stock-split; thus, the 1,104,271 issued shares were restated to 1,325,126 (1,104,271 x 1.2). The 1,104,271 shares (pre-split) represented a conversion price of $1.00 per share, which was agreed to by the involved parties.

Financial Statements, page 17

6.
As you have identified yourself as an exploration company, after the disposition of Salty's on March 19, 2004, it appears you will need to revise your financial statements to comply with the disclosure and reporting requirements of SFAS 7, with your inception period commencing at the time you disposed of the revenue generating assets and embarked on your plan of acquiring and exploring mineral properties. Please understand that within the context of mineral producing activities, the term development has a specific meaning, and implies that you have completed the exploration stage of searching for mineralized materials. As such, it is more appropriate to identify your financial statements as those of an exploration stage company, as opposed to a development stage company. Please note the requirements of SFAS 7 still apply to companies identified as being in the exploration stage. You may contact us at the phone numbers at the end of this letter if you have questions regarding the requirements of SFAS 7.

Tornado Gold International Corp.
November 22, 2006

Please also note that your auditors report should include reference to the inception to date financial information required to be presented by SFAS 7, in order for that information to be appropriately presented as having been audited.

Response:

The Form 10-KSB has been amended to reflect the SEC’s comments. Tornado’s financial statements now comply with the disclosure and reporting requirements of SFAS 7 from the date that it disposed of its operating assets and commenced its mining exploration.

Consolidated Statement of Stockholders’ Deficit, page F-4

7.
In presenting the inception to date information in the Statement of Stockholders, Deficit, as required by SFAS 7, it would seem most beneficial to the reader to include a subtotal within the statement from the beginning of the period presented (December 31, 2003) to the date of entering the exploration stage, with the effect of separating activity related to your prior operations from those of your current business plan.

Response:

The Form 10-KSB has been amended so that the Statement of Stockholders’ Deficit includes separate columns of operating activity for the period from January 1, 2004, through the date that Tornado entered the exploratory stage and for the period thereafter.

The Form 10-QSB has also been amended to reflect the SEC’s comments.

8.
In Note 2 of your financial statements you explain that the accompanying financial statements have been retroactively restated to present the effects of the three stock splits. However, we note a line item within your Statement of Stockholders Deficit (Reallocation due to stock splits) that appears to show an impact of the stock splits on the par value of common stock and additional paid-in capital. Generally, if the statements have been retroactively restated to present the effects of the stock splits, there should be no effects separately identified within the statement of equity (deficit), or separate line items could be presented at the top of the Statement reconciling the beginning balances previously reported to beginning balances after adjusting for the stock splits. Please revise your presentation accordingly.

Tornado Gold International Corp.
November 22, 2006

Response:

The Form 10-KSB has been amended so that the Statement of Stockholders’ Deficit reflects all stock issuances on a post-split basis. The statement has been further revised to include a column of pre-split share activity, which Tornado believes will be helpful to the readers of the financial statements to understand better the related stock transactions.

9.
Subsequent to the redemption of shares for Salty's (including shares redeemed for cash to former officers and directors of Salty's), and prior to the issuance of shares to new management, it appears that a total of 19,641,600 (2,486,299,200 - 2,091,093,840 - 375,563,760) shares were outstanding. Please provide us a schedule showing ownership of these shares and describe any relationships between these owners and investors in the 34,372,800 shares issued for cash. Explain whether you believe a change in control occurred in connection with these transactions.

Response:

Tornado believes a change of control occurred in connection with the redemption and issuance transactions referenced in the comment letter because, as a result thereof, more than 50% of Tornado’s common stock was issued to and then held by otherwise previously unrelated or unaffiliated third parties. In the course of preparing the requested schedule regarding ownership of the 19,641,600 post-split (48,000 pre-split) shares, which schedule has been supplementally provided to the Commission, Tornado discovered an immaterial inconsistency (4,000 pre-split shares) between its records and those of its transfer agent, as of December 31, 2003. Such inconsistency terminated at or about the dates in April 2004 on which the referenced redemption and issuance transactions occurred, suggesting a probable timing difference between the dates on which the 4,000 pre-split shares were deemed cancelled by Tornado and its transfer agent. Notwithstanding such apparent timing difference, Tornado has concluded that the investors’ purchase of 34,372,800 post-split (84,000 pre-split) shares substantially exceeded the shares held by the prior owners following the redemption transaction.

Statements of Cash Flows. page F-5

10.
We note that you utilize the indirect method of presenting cash flows and have presented a reconciliation of net loss from continuing operations to cash flow used in operating activities. Please revise your presentation to comply with the guidance in paragraph 28 of SF AS 95, requiring the reconciliation to begin with net loss, as opposed to net loss from continuing operations. Also ensure that you have complied with the recent guidance issued by the staff of the SEC regarding the presentation of cash flows from discontinued operations. You may find that guidance at the following address:

http://www.aicp.org/cpcaf/download/news/CPCAFAlert98_041906.pdf

Response:

The Form 10-KSB has been amended so that the Cash Flows from Operations begins the reconciliation with net loss.

Tornado Gold International Corp.
November 22, 2006

Note 2 - Summary of Significant Accounting Policies, page F-6

Recently Issued Accounting Pronouncements, page F-10

11.
You state that the adoption of me new accounting standards will have no material impact on your financial statements. However, we note from page 23 that you have agreed to grant up to 500,000 stock options to management of which 250,000 will vest on December 15, 2005. As it appears that all of these options will be required to be valued, presented and recorded in accordance with SFAS 123(R), tell us how you concluded that these options will not have a material impact on your financial statements.

The disclosures in your Form 10-QSB for the quarterly period ended March 31, 2006 should reflect the adoption of SFAS 123(R).

Response:

The Form 10-KSB has been amended to reflect the SEC’s comments. The disclosures relating to recently issued accounting pronouncements have been revised to reflect that the adoption of SFAS 123(R) may have a significant impact on Tornado’s financial statements. Furthermore, the Form 10-KSB discloses that the issuance of 500,000 stock options to management was cancelled.

The Form 10-QSB has also been amended to reflect the SEC’s comments.

12.
On a related point, since you state on page 23 that you agreed to issue the shares and they will vest during the fiscal year ended December 31, 2005, disclose whether the shares had been issued as of year end. If not, disclose the liability you recorded for the obligation to issue the shares, and the manner by which you determined the value of such liability.

Response:

As stated in the response to Comment 11, the options referenced on page 23 of the 10-KSB, which, if granted, would have vested in December 2005, in fact were never granted and the transaction was rescinded. The notes to the financials statements relating to this transaction have been revised to disclose the recession of the transaction.

Note 5 - Stockholders Equity, page F-15

13.
The number of shares related to the redemption of shares for Salty's and the number of shares purchased by management in March 2004 do not agree with the corresponding amounts in the Statement of Stockholders' Deficit. Please revise the accounting or disclosure as necessary, and ensure the amounts agree with other disclosures located throughout the document. Specifically we note inconsistent disclosures regarding the number of shares within MD&A, other notes to the financial statements, and in the disclosures under Items 11 and 12. Also ensure that all share amounts have been adjusted to reflect the stock splits that are discussed in Note 2.

Tornado Gold International Corp.
November 22, 2006

Response:

The number of shares redeemed in the exchange for the business and assets of Salty’s were 2,091,093,840 (post-split), or 5,110,200 (pre-split). The number of shares redeemed for $570,000 cash was 375,563,760 (post-split), or 917,800 (pre-split). The number of shares issued to new management was 34,372,800 (post-split), or 84,000 (pre-split), in consideration of $10,000 cash. All disclosures pertaining to these transactions, as reflected in Form 10-KSB and related financial statements, have been revised to reflect the number of shares issued.

14.
We understand from your presentation in the Statement of Stockholders' Deficit that new management of the company collectively purchased 34,372,800 common shares for $10,000. Tell us how you determined the value of these shares on issuance, so that it is clear why the shares sold were not considered stock compensation.

Response:

The original number of shares issued to new management in consideration of $10,000 was 84,000 (pre-split), which equates to approximately $.12 per share. At the time of the issuance of these shares to new management, none of Tornado’s shares of common stock had been traded in the public markets. Since Tornado’s perceived aggregate value was minimal, the board of directors authorized payment of a relatively nominal consideration for the 84,000 (pre-split) shares of common stock.

15.	Please disclose the reasons your new management agreed to sell back to the company 27,172,800 shares of common stock for $7,906.

Response:

The new management believed that a decrease in their percentage ownership interest of Tornado, as well as in Tornado’s outstanding shares of common stock, would be beneficial to the Company’s efforts to cause an orderly trading market to commence and to attract investment capital. As a result, they agreed to sell shares of common stock back to Tornado for the per-share amount initially paid (since $10,000 was paid for 34,372,800 (post-split) shares, $7,906 represents the value for 27,172,800 (post-split) shares).

Note 7 - Discontinued Operations, page F -18

16.
Expand your disclosure to explain more clearly how you calculated the gain on the disposition of Salty's; the manner by which you valued non-cash consideration should be clear. Also note that unless the transaction qualifies as a spin-off to all shareholders of the enterprise, recording gain or loss on the disposition directly in equity would ordinarily be viewed as not consistent with generally accepted accounting principles.

Response:

The Form 10-KSB has been amended to reflect the SEC’s comments. Footnote 7 has been expanded to explain that gain from relinquishment of Salty’s net assets was computed under FSAB 153 Para 20. The gain was credited to equity pursuant to D12 of Appendix D of FASB 141, which states that “when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.” As the net assets are transferred at cost, there should be no gain recognized by the transferor.

Tornado Gold International Corp.
November 22, 2006

Note 9 - Subsequent Events, page F-19

17.
You currently disclose that the convertible debentures issued during the three months ended March 31, 2006 mature on December 31, 2005. Please revise the disclosure to include the correct maturity date, as it does not seem possible the debentures mature before they were issued.

Response:

The Form 10-KSB has been amended, so that Footnote 9 reflects the correct maturity date of the convertible debentures.

Engineering Comments

Description of Business, page 2

18.
Early in this section, you should indicate that you are an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. Please refer to the guidance in Industry Guide 7(a)(4), located on our website at the following address.

http://www.see.gov/divisions/corpfin/forms/industry.htm#secguide 7.

Response:

The Form 10-KSB has been amended to reflect the SEC’s comments.

19.
Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you win know if your have a commercially viable mineral deposit, a reserve.

Response:

The Form 10-KSB has been amended, so that the relevant sections reflect the phased-nature of Tornado’s exploration process and the current stage for each property. Relevant caveats have also been included.

Tornado Gold International Corp.
November 22, 2006

20.	Expand your disclosure about your exploration plans for your properties, as follows.

Disclose a breakdown of your exploration timetable and budget, including estimated funds that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	Otherwise disclose that you have no current detailed plans to conduct exploration on a particular property.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work, and discuss their qualifications.

Response:

The Form 10-KSB has been amended to reflect the SEC’s comments.

21.	In the general information as well as the property descriptions, you make reference to the following items:

•	Mines and other mineral properties that exist in the area of your properties

•	Quantity estimates of gold at these properties or in the area

•	Mining that has occurred near your properties

•	Mineral discoveries made near your properties

Remove information about mines, prospects, or discoveries that you do not own or control, or companies operating in or near to your properties, as well as gold quantity estimates from other properties or areas. Focus your disclosure on your properties.

Response:

The Form 10-KSB has been amended to reflect the SEC’s comments.

22.
Insert a small-scale map or maps showing the location of your properties. Show only the location of your properties; do not include location information about other mines, prospects or properties that you do not own or control. Remove any reference to your website for location map purposes.

Note that SEC's EDGAR program now accepts digital maps; please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

Tornado Gold International Corp.
November 22, 2006

Response:

Part I, Item I, Mining Claims of the Form 10-KSB/A has been amended to include a map showing the location of Tornado’s properties. All references to Tornado’s website for location purposes have been removed.

Website

23.
To the extent that your web site contains disclosure about adjacent or other properties on which you have no right to explore or mine, please include the following language, prominently situated, and in bold font:

"This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Response:

This disclosure has been added to Tornado’s website.

We appreciate the Commission’s cooperation in providing Tornado the required time to prepare its responses to the comments set forth in the June 19, 2006, letter.

Sincerely,

/s/ Randolf W. Katz
Randolf W. Katz

cc:	Earl Abbott George Drazenovic Jon Reuben